UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kohlberg Capital Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

500233101
(CUSIP Number)

Alberto Robaina, Esq.
General Counsel
Trimaran Capital Partners
1325 Avenue of the Americas, 34th Floor, New York, NY 10019
(212) 616-3750
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 29, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 500233101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jay R. Bloom

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of	7.	Sole Voting Power 1,800,000
Shares
Beneficially	8.	Shared Voting Power 0
Owned by Each
Reporting	9.	Sole Dispositive Power 725,000
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.86%

14.	Type of Reporting Person (See Instructions)
IN

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Item 1.	Security and Issuer

This Schedule 13D related to the common stock, par value $0.01 per share (the “Common Stock”), of Kohlberg Capital Corporation, a corporation organized under the laws of the state of Delaware (the “Company”), with its principal executive offices located at 295 Madison Avenue, 6th Floor, New York, NY 10017. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)-(c)  This Schedule 13D is filed by Jay R. Bloom, an individual having a business address at c/o Trimaran Capital Partners, 1325 Avenue of the Americas, New York, NY 10019 (the “Reporting Person”). The Reporting Person’s principal employer is Trimaran Capital Partners, where he is a Managing Partner and co-founder.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On February 29, 2012, the Reporting Person entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with the Company, a subsidiary of the Company, Trimaran Advisors, L.L.C., HBK Caravelle, L.L.C. (“HBK”), Trimaran Fund Management, L.L.C. (“TFM”) and Dean C. Kehler. Upon the terms and subject to the conditions contained in the Purchase Agreement, the Reporting Person received an aggregate of 1,800,000 shares of Common Stock as consideration for the sale to the Company of certain property and limited liability company interests (the “TA Interests”) in Trimaran Advisors, L.L.C., an entity in which the Reporting Person held an indirect 50% interest. 1,075,000 of such shares of Common Stock will be held in escrow as described in Item 5 and Item 6 of this Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares reported herein as beneficially owned by him for investment purposes as consideration for the Reporting Person’s indirect sale to the Company of the TA Interests and other property, including interests in certain special purpose vehicles involved in the securitization of collateralized loan obligations.

The Reporting Person expects to review on a continuing basis his investment in the Company and may, depending on the market and other conditions: (a) purchase additional shares of Common Stock, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; and (b) sell all or a portion of the Common Stock, warrants, options or related derivatives now beneficially owned or hereafter acquired by him. In addition, the Reporting Person may enter into and dispose of certain derivative transactions with one or more counterparties or, to the extent permitted by applicable laws, the Reporting Person may borrow securities, including the Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

As of February 29, 2012, the Reporting Person has entered into an employment agreement with a subsidiary of the Company. Pursuant to this employment agreement, the Reporting Person will be considered by the Nominating Committee for nomination to the Board of Directors of the Company and, if so nominated, may be elected to the Board of Directors of the Company. In his role as an employee of the Company and/or any of its subsidiaries, a director of the Company (if elected), or otherwise, the Reporting Person may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Person may take certain actions on his own behalf, including, without limitation, acquiring additional securities of the Company, disposing of securities of the Company or attempting to arrange or to participate with other third parties in an extraordinary corporate transaction with respect to the Company, such as an acquisition, a sale of all or a material portion of the Company’s assets, a reorganization, a recapitalization or the liquidation of the Company.

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Either in his capacity as an employee of the Company and/or any of its subsidiaries, a director of the Company or otherwise, the Reporting Persons may engage in discussions with the Company’s Board of Directors, officers, stockholders or third parties with respect to the Company’s financial condition, alternative strategies to maximize stockholder value, and/or methods to improve the Company’s governance and may discuss or take such other actions with respect to the investments in the Company made by any of the Reporting Persons as each such person may determine to be necessary or appropriate.

The Reporting Person reserves the right to revise his plans or intentions at any time and to take any and all action, subject to applicable law, that he may deem appropriate to maximize the value of his investment in the Company in light of market conditions, subsequent developments regarding or affecting the Company and the general business and future prospects of the Company.

Except as set forth on this Schedule 13D, the Reporting Person has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover page are determined using a denominator that is calculated as the sum of (i) 22,886,769 shares of Common Stock issued and outstanding as of November 9, 2011, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2011, as filed with the SEC on November 9, 2011 and (ii) the number of shares issued to the Reporting Person and Dean C. Kehler (including the shares of Common Stock delivered into the escrow account) as part of the transaction described in Items 3 and 4 of this Schedule 13D.

The Reporting Person has been and continues to be business partners with Dean C. Kehler with respect to several projects and ventures. As described in Item 6 of this Schedule 13D, the Reporting Person and Mr. Kehler each own 50% of the equity of TFM, which is party to the escrow agreement pursuant to which 2,150,000 shares of Common Stock are held (the “Escrow Agreement”). For these reasons, the Reporting Person and Mr. Kehler may be deemed to be members of a group and each may be deemed to beneficially own shares of Common Stock beneficially owned by the other.

The inclusion of any such securities in this report shall not be deemed an admission of beneficial ownership for purposes of Sections 13(d) or 13(g) of the Act, or for any other purposes.

(c) As described in Item 3 of this Schedule 13D, the Reporting Person was issued 1,800,000 shares of Common Stock as consideration for a sale of property to the Company which sale closed on February 29, 2012. Of those 1,800,000 shares of Common Stock, the Reporting Person has sole dispositive and voting power over 725,000 shares which were delivered to the Reporting Person at the closing of the transaction. 1,075,000 shares of Common Stock beneficially owned by the Reporting Person are held in an escrow account pursuant to the Escrow Agreement and may be released pursuant to its terms and conditions. Upon any such release, the Reporting Person would have full voting control and full dispositive control over such released shares. In addition to the foregoing, shares of Common Stock held in the escrow account may be sold at the request of the Company in order to satisfy indemnification claims the Company may have from time to time against the Reporting Person. As described in Item 6, each of the Reporting Person and Dean C. Kehler, respectively, has indirect control over the voting of half of the shares of Common Stock held in escrow, but does not have control over the disposition of such shares until they are released from escrow.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a party to the Escrow Agreement and Purchase and Sale Agreement described in Item 3 and Item 5 of this Schedule 13D.

The Reporting Person is party to a letter agreement, dated February 29, 2012 (the “Letter Agreement”), among TFM, HBK, the Reporting Person and Dean C. Kehler, with respect to 2,150,000 shares of Common Stock held in escrow. Pursuant to the Letter Agreement, the Reporting Person may control the voting of 1,075,000 shares of Common Stock by directing TFM to further direct the escrow agent. The Letter Agreement also provides that, as shares of Common Stock are released from escrow from time to time, 50% of such shares are to be released to the Reporting Person. The Letter Agreement provides that Dean C. Kehler will have the same rights with respect to the other 1,075,000 shares of Common Stock held in escrow.

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Item 7.  Material to Be Filed as Exhibits

(1)	Escrow Agreement, dated February 29, 2012.

(2)	Purchase and Sale Agreement, dated February 29, 2012.

(3)	Letter Agreement, dated February 29, 2012.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2012

/s/ JAY R. BLOOM
JAY R. BLOOM

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